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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Third Avenue
(No. and Street)

New Brighton (City) PA (State) 15066 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Blake Daniels, CFO 724-846-2488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goff Backa Alfera & Company, LLC
(Name – *if individual, state last, first, middle name*)

3325 Saw Mill Run Blvd (Address) Pittsburgh (City) PA (State) 15227 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Blake Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortune Financial Services, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Stacie L. Weckerly, Notary Public
New Brighton Boro, Beaver County
My Commission Expires July 27, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goff Backa Alfera & Company, LLC
Certified Public Accountants

Fortune Financial Services, Inc.

**Audited Financial Statements
For The Years Ended
December 31, 2013 and 2012**

*3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com*

Fortune Financial Services, Inc.

Audited Financial Statements
For The Years Ended
December 31, 2013 and 2012

Fortune Financial Services, Inc.
Index to Audited Financial Statements
For The Years Ended December 31, 2013 and 2012

CONTENTS

PAGE

Goff Backa Alfera & Company, LLC
Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Fortune Financial Services, Inc.
New Brighton, Pennsylvania

We have audited the accompanying financial statements of Fortune Financial Services, Inc. (a Pennsylvania S-Corporation), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortune Financial Services, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Goff Backa Alfera & Company, LLC

GOFF BACKA ALFERA & COMPANY, LLC
Pittsburgh, Pennsylvania
February 18, 2014

Fortune Financial Services, Inc.
Statements of Financial Condition
December 31,

		2013		2012
ASSETS				
Cash	$	802,059	$	471,476
Cash in centralized registration depository account		8,505		2,086
Investments		15,920		9,996
Commissions receivable		675,000		642,435
Equipment		98,172		85,819
Accumulated depreciation		(81,354)		(78,025)
TOTAL ASSETS	$	1,518,302	$	1,133,787
LIABILITIES AND STOCKHOLDERS' EQUITY				
Accounts payable	$	18,874	$	15,855
Accrued expenses		28,000		39,492
Commissions payable		560,251		580,493
Escrowed deposits		158,256		170,924
Withholding taxes payable		6,168		2,265
Notes payable		11,707		28,412
TOTAL LIABILITIES		783,256		837,441
STOCKHOLDERS' EQUITY				
Common stock ($1 Par Value, 100 Shares Authorized, Issued and Outstanding)	$	100	$	100
Additional paid-in capital		46,747		46,747
Retained earnings		676,879		244,103
Accumulated other comprehensive income		11,320		5,396
TOTAL STOCKHOLDERS' EQUITY		735,046		296,346
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,518,302	$	1,133,787

See Accompanying Notes and Independent Auditors' Report.

Fortune Financial Services, Inc.
Statements of Income
For the Years Ended December 31,

	2013	2012
REVENUES		
Commissions	$ 8,975,059	$ 7,847,814
Interest	208	104
Other income	545,394	446,162
TOTAL REVENUES	9,520,661	8,294,080
EXPENSES		
Commissions and fees	$ 7,509,720	$ 6,662,956
Licenses	129,422	126,177
Salaries and related taxes	588,237	521,141
Depreciation	3,329	5,992
Occupancy	50,652	50,682
Communications	108,319	61,584
Other expenses	398,206	506,421
TOTAL EXPENSES	8,787,885	7,934,953
NET INCOME	732,776	359,127
OTHER COMPREHENSIVE INCOME		
Unrealized gain on investments	5,924	192
TOTAL COMPREHENSIVE INCOME	$ 738,700	$ 359,319

Fortune Financial Services, Inc.
Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2013 and 2012

	Common Stock				Accumulated	
	Shares	Par Value	Paid-in Capital	Retained Earnings	Other Comprehensive Income	Total Stockholders' Equity
Balance January 1, 2012	100	$ 100	$ 46,747	$ 534,976	$ 5,204	$ 587,027
Distributions to stockholders	-	-	-	(650,000)	-	(650,000)
Net income	-	-	-	359,127	-	359,127
Other comprehensive income						-
Unrealized gain on investments	-	-	-	-	192	192
Balance at December 31, 2012	100	100	46,747	244,103	5,396	296,346
Distributions to stockholders	-	-	-	(300,000)	-	(300,000)
Net income	-	-	-	732,776	-	732,776
Other comprehensive income						
Unrealized gain on investments	-	-	-	-	5,924	5,924
Balance at December 31, 2013	100	$ 100	$ 46,747	$ 676,879	$ 11,320	$ 735,046

Fortune Financial Services, Inc.
Statements of Cash Flows
For the Years Ended December 31,

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 732,776	$ 359,127
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	3,329	5,992
Settlement of FINRA fine via note agreement*	-	33,750
Changes in assets/liabilities:		
Increase in commissions receivable	(32,565)	(24,893)
Increase (Decrease) in accounts payable	3,019	(12,586)
Increase (Decrease) in accrued expenses	(11,492)	26,000
Increase (Decrease) in commissions payable	(20,242)	49,406
Decrease in escrowed deposits	(12,668)	(11,972)
Increase (Decrease) in witholding taxes payable	3,903	(1,304)
NET CASH PROVIDED BY OPERATING ACTIVITIES	666,060	423,520
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(12,353)	(5,932)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Shareholders	(300,000)	(650,000)
Principal payments on note agreements	(16,705)	(30,377)
NET CASH USED BY FINANCING ACTIVITIES	(316,705)	(680,377)
NET INCREASE (DECREASE) IN CASH	337,002	(262,789)
CASH AT BEGINNING OF YEAR	473,562	736,351
CASH AT END OF YEAR	$ 810,564	$ 473,562
SUPPLEMENTAL DISCLOURE		
Cash paid for interest	$ 1,295	$ 1,316

*See footnote 4

Fortune Financial Services, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2013 and 2012

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Fortune Financial Services, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Description of Business

The Company is a non-introducing broker registered with the Securities and Exchange Commission (SEC) and is registered with Financial Industry Regulatory Authority (FINRA). The Company is engaged in the sale of mutual funds, variable annuities, and life insurance policies.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2013 and 2012, the Company did not have any cash equivalents.

Revenue Recognition

Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

Commission revenue represents gross commissions generated by our advisors for their clients' purchases of securities, and various other financial products such as mutual funds, variable annuities, and life insurance policies. We generate two types of commission revenues: front-end sales commissions that occur at the point of sale, as well as trailing commissions for which we provide ongoing support, awareness, and education to clients.

We recognize front-end sales commissions as revenue on a trade-date basis, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our advisors directly with product sponsors, particularly with regard to mutual fund, 529 plan, and variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

Commission revenue includes mutual fund, 529 plan and variable product trailing fees which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail commission revenues are generally paid in arrears, management estimates the majority of trail commission revenues earned during each period. These estimates are based on a number of factors including market levels and the amount of trail commission revenues received in prior periods.

Note 1 - Summary of Significant Accounting Policies (continued)

A substantial portion of our commission revenue is ultimately paid to our advisors. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Depreciation is provided using the straight line method over the estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred.

Escrowed Deposits

Escrowed deposits represent fees that have been paid to the Company by their registered representatives, but have not yet been earned by the Company. Amounts when earned are included in other income on the statement of income.

Advertising

The Company expenses advertising costs as they are incurred. The total advertising costs for the years ended December 31, 2013 and 2012 were $5,764 and $12,994, respectively.

Income Taxes

The Company is organized and operated under Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements at December 31, 2013 and 2012.

As of December 31, 2013, the Company's income tax returns for years 2012, 2011, and 2010 may be subject to examination by the IRS, which normally may be subject to an examination within three (3) years after the returns are filed.

Concentration of Risk

The Company maintains cash interest-bearing deposits at more than one bank. The majority of their accounts are held at a bank which has insurance by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2013, the Company had cash in excess of the insurance limits in the amount of $552,001.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 – Investments

Investments in securities are carried at fair value based on quoted market prices (considered level 1 inputs) and are considered available for sale. Unrealized gains and losses on securities are excluded from earnings and reported as a separate component of stockholders' equity. The change in net unrealized gains and losses is reported as other comprehensive income. Cost of securities sold is recognized using the specific identification method. The investments consist of 400 shares of Nasdaq stock. These shares have a cost basis of $4,600 and fair value of $15,920 and $9,996, respectively, at December 31, 2013 and 2012.

Note 3 – Operating Lease

The Company leases office space under an operating lease with a related party, which has expired. As such the Company and the related party have agreed to continue the lease on a month to month basis with monthly payments of $3,300. During March 2010, the Company entered into a month to month lease with the same related party for office equipment. The lease calls for monthly payments of $800. At December 31, 2013 and 2012, rent expense was $50,652 and $50,682, respectively, and is included in the occupancy expenses on the statement of income.

Note 4 – Note Payable

On September 18, 2009, the Company entered into an agreement with FINRA to pay a fine totaling $125,000. The entire fine was reported as an expense in the statement of income in 2009. The Company agreed to pay $31,250 immediately, with the remaining $93,750 being subject to a note agreement that calls for 36 monthly payments of $2,865 and accrues interest at 6.25%. This note was paid off during 2012.

On September 14, 2012, the Company entered into another agreement with FINRA to pay a fine totaling $45,000. The entire fine was reported as an expense in the statement of income in 2012. The Company agreed to pay $11,250 immediately, with the remaining $33,750 being subject to a note agreement that calls for 24 monthly payments of $1,500 and accrues interest at 6.25%. Since the financed portion of the fine was not a cash expenditure in 2012, the Company reported it as an adjustment to net income to arrive at cash provided by operations in the statement of cash flows for the year ended December 31, 2012; the principal payments on the note were reflected as payments in the financing section of that statement for the years ended December 31, 2013 and 2012. The balance on the note as of December 31, 2013 was $11,707, all of which is due in 2014.

Note 5 – Retirement Savings Plan

The Company has adopted a 401(k) retirement plan for employees. Employees are eligible to participate if they have attained the age of 21, and are credited with one year of service. The Company has a discretionary employee match contribution. Retirement plan expense for the year ended December 31, 2013 and 2012 was $14,014 and $7,812, respectively. These expenses are included in the other expenses on the statements of income.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed certain limits. As of December 31, 2013, the Company had net capital of $459,890 in excess of its required net capital of $52,217. The Company's ratio of aggregate indebtedness to net capital was 1.46 to 1.

Note 7 – Statement of Changes in Subordinated Borrowings

The Company had no subordinated borrowings at any time during the years ended December 31, 2013 and 2012; therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

Note 8 – Contingencies

The Company is subject from time to time to certain claims and litigations in the ordinary course of business. It is the opinion of the Company's management that the outcome of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

Note 9 – Supplemental Schedules Required Under Rule 15c3-3

The Company claims exemption k (1) from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

Note 10 – Subsequent Events

The Company has evaluated subsequent events in accordance with Accounting Standards Codification Topic 855, Subsequent Events, through February 18, 2014, which is the date the financial statements were available to be issued.

Fortune Financial Services, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

	Original Focus Report	Adjustments	Audited Financial Statements
Net Capital			
Total Stockholders' Equity	$ 759,774	(24,728)	$ 735,046
Deductions and /or Charges:			
Non-allowable assets:			
Petty cash	59		59
CRD account	8,505		8,505
Net commissions receivable	170,416	(1,356)	169,060
Equipment net	16,817	1	16,818
Total non-allowble assets	195,797		194,442
Net capital before haircuts	563,977		540,604
Haircuts			
15% fair market value of investment	2,388		2,388
Net Capital	$ 561,589		$ 538,216
Aggregate Indebtedness	$ 1,013,388		$ 783,256
Computation of Basic Net Capital Requirement			
Minimum Net Capital Required	$ 67,559		$ 52,217
($5,000 or 6 2/3% of Aggregate indebtedness)			
Excess Net Capital (Net Capital minus Minimum net capital)	$ 494,030		$ 485,999
Excess Net Capital at 100%	$ 460,250		$ 459,890
(Net capital minus 10% of Total aggregate indebtedness)			
Ratio: Aggregate Indebtedness to Net Capital	180%		146%

Adjustments to stockholders' equity between original focus report and amended focus report consist of:

Adjustment to correct cash balances	$ 16,901
Adjustment to correct commissions receivable and corresponding payable	(41,630)
Rounding	1
	$ (24,728)

Fortune Financial Services, Inc.
Schedule II
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(1).

Fortune Financial Services, Inc.
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(1).

Fortune Financial Services, Inc.
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts
December 31, 2013

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(1).

Goff
Backa
Alfera &
Company, LLC
Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Independent Auditors' Report on Internal Control Structure

To the Shareholders
Fortune Financial Services, Inc.
New Brighton, Pennsylvania

In planning and performing our audit of the financial statements of Fortune Financial Services, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Fortune Financial Services, Inc. as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 18, 2014.

Material weakness: As part of our testing of the Company's estimate of commissions receivable by reviewing subsequent receipts, we determined that the estimate was inaccurate. This over accrual of the commissions receivable also caused a corresponding error in the estimate of commissions payable.

Corrective Action: The Company has implemented a new policy to more accurately estimate the commission receivables using its trade blotter. The Company is tracking the trading activity and determining the trades that have occurred at each reporting date for which they have not yet received payment and recording these amounts as their receivables.

In addition, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 18, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GOFF BACKA ALFERA & COMPANY, LLC
Pittsburgh, Pennsylvania
February 18, 2014